

March 18, 2014

Diana L. Sands
Vice President of Finance
  and Corporate Controller
The Boeing Company
100 N. Riverside Plaza
Chicago, IL  60606

>      **Re:** **The Boeing Company**
>      **Form 10-K for the fiscal year ended December 31, 2013**
>      **Filed February 14, 2014**
>      **File No. 001-00442**

Dear Ms. Sands:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Consolidated Results of Operations, page 18

1.  It appears that cost of products is the largest expense line item in your consolidated statements of operations.  In this regard, please tell us what consideration you gave to presenting a stand-alone discussion and analysis of your cost of products.  In particular, tell us what consideration you gave to presenting disclosures that would provide greater insight into the relative significance and variability of the material cost components, such as labor and materials, included within cost of products on a consolidated basis and by reportable segment.  If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 47

2.   Based on your disclosures on page 9, it appears that a significant portion of your business is predicated on fixed-price contracts, which could subject you to losses if you have cost overruns.  Also, based on your disclosures on page 5, it appears that your production process involves the use of raw materials and parts that could be significantly impacted by variations in commodity pricing.  In this regard, if you are unable to obtain such materials at a reasonable price, your operating results could be negatively impacted.  As such, please tell us what consideration you gave to presenting a sensitivity analysis that provides more insight into the price volatility, if any, of your raw materials and parts.  If you believe that such information is not necessary for an understanding of the impact that material changes in commodity pricing could have on your results of operations, please provide us with support for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief